Jeffrey P. Berg jberg@jenkens.com	Jenkens & Gilchrist, LLP 12100 Wilshire Boulevard 15th Floor Los Angeles, California 90025 (310) 820-8800 Facsimile (310) 820-8859 www.jenkens.com September 1, 2006
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Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561
Attn: Howard Baik, Esq.

Re: Reed’s, Inc.
Post-Effective Amendment No. 8 to
Registration Statement on Form SB-2/A (File No. 333-120451)

Dear Mr. Baik:

Reeds, Inc. (the “Company”) is hereby filing its Post-Effective Amendment No. 8 to Registration Statement on Form SB-2/A (File No. 333-120451) with respect to the public offering of up to 2,000,0000 shares of its common stock. The Company is currently in the process of conducting the rescission offer with respect to 333,156 shares previously sold by the Company in connection with the public offering and the subject of a separate registration statement filed with the Securities and Exchange Commission and declared effective on August 11, 2006 (File No. 333-135186).

We will forward you a version of the Post-Effective Amendment marked to show changes from the previous filing. If you have any further questions, please call me at my office.

Very truly yours,

/s/ Jeffrey P. Berg

Jeffrey P. Berg
for JENKENS & GILCHRIST, llp

ENCLOSURE

CC:	CHRISTOPHER J. REED
KENNETH M.H. HOFF, ESQ.
LYNNE BOLDUC, ESQ.